Exhibit 99.1

Vermilion Energy Inc. Announces Farm-in Agreement in Germany

CALGARY, July 28, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have entered into a farm-in agreement (the "Farm-in" or the "Agreement") with Mobil Erdgas-Erdӧl GmbH ("MEEG") and BEB Erdgas und Erdӧl GmbH & Co.KG ('BEB"). MEEG is 100% held by ExxonMobil and BEB is jointly held by ExxonMobil and Royal Dutch Shell.  ExxonMobil Production Deutschland GmbH ('EMPG") currently operates and manages both MEEG's and BEB's interests in the exploration licenses involved in the Farm-in. The Agreement, signed July 27th, 2015 and with an anticipated closing date of January 1, 2016, remains subject to customary conditions and regulatory approvals.

The Farm-in will provide Vermilion participating interest in 19 onshore exploration licenses in northwest Germany, comprising approximately 850,000 net acres of oil and gas rights (100% undeveloped) (the "Assets"). Under the terms of the Agreement, Vermilion will acquire the Assets (which represent 50% of MEEG's and BEB's current interests in these licenses) in exchange for committing to the financial carry of the remaining 50% of MEEG's and BEB's interests in 11 gross (6 net) exploratory wells over the next five years.  At present, approximately 75 exploratory and semi-exploratory leads and prospects have been identified in the Rotliegend, Carboniferous, Triassic and Zechstein formations on these Assets.

Eleven of the 19 licenses are currently operated by EMPG, which will transfer operatorship for the exploration phase to Vermilion. The Agreement also grants Vermilion proportional ownership to EMPG proprietary data spanning the Assets. No existing oil or gas production is being acquired by Vermilion in the Farm-in.

The Farm-in provides Vermilion with a very large, nearly contiguous land block in the heart of the North German Basin.  This basin has cumulative production of more than 2 billion barrels of oil and 34 trillion cubic feet of natural gas since its discovery, representing approximately 97% of Germany's historical onshore production.  We believe that the Assets are prospective for both oil and natural gas.

The Farm-in follows our entry in early 2014 into the exploration and production business in Germany, a jurisdiction with a long history of oil and gas development activity, a consistent fiscal framework and low political risk.  The Farm-in is consistent with our growing European focus, and will increase our exposure to the strong fundamentals and pricing of the European natural gas market.  The Assets are a natural and synergistic expansion to our existing German and Netherlands portfolios, and share the same subsurface genre and development approach. We believe that our capability in conventional oil and gas exploration and production in onshore Europe, coupled with our track record of accretive European consolidation, positions us for future development and expansion opportunities in both Germany and the greater European region.

About Vermilion

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Farm-in;
•	the number and classification of future development drilling opportunities;
•	the expectation that fiscal and regulatory policies in Germany remain supportive of continued investment;
•	exploration and development capital expenditure expectations; and
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Farm-in and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Farm-in), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 28-JUL-15